RATIO OF EARNINGS TO FIXED CHARGES                                                                            EXHIBIT 12
( in thousands )
                                                                        Three months ended                  Six months ended
                                                                              June 30,                           June 30,
                                                                     2000             1999              2000             1999

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   80,299       $   76,665        $  140,634       $  133,011
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                            15,056           12,374            29,503           24,782

Earnings as defined                                              $   95,355       $   89,039        $  170,137       $  157,793

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $   13,481       $   11,026        $   26,117       $   22,099
Interest capitalized                                                     16              (2)                30                9
Portion of rental expense representative
     of the interest factor                                           1,575            1,348             3,386            2,683
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                40               40

Fixed charges as defined                                         $   15,092       $   12,392        $   29,573       $   24,831

RATIO OF EARNINGS TO FIXED CHARGES                                     6.32             7.19              5.75             6.35
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